Exhibit 99.1

TuanChe Limited Announces Results of Annual General Meeting of Shareholders

BEIJING, November 18, 2019 (GLOBE NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced the results of the Company's 2019 Annual General Meeting of Shareholders ("2019 AGM") held on November 15, 2019, at 10:00 a.m. China Standard Time in Beijing, China. Each of the proposals submitted for shareholder approval at the 2019 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1.	The removal of Mr. Hongchuan Thor from the Board and from the audit committee of the Board; Ms. Yu Long from the Board and from the nominating and corporate governance committee of the Board; Mr. Yang Zhao from the Board and from the compensation committee of the Board; Mr. Yaping Yao from the Board and from the audit committee and the compensation committee of the Board; and Ms. Wendy Hayes from the nominating and corporate governance committee of the Board;
2.	The appointment of Mr. Zijing Zhou as an independent Director of the Board, and as a member of the nominating and corporate governance committee, the audit committee, and the compensation committee of the Board; Mr. Zhishuo Liu as a member of the audit committee of the Board; and Mr. Wei Wen as a member and chair of the compensation committee and the nominating and corporate governance committee of the Board;
3.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2019; and
4.	The amendment of Article 90(c) of the Seventh Amended and Restated Articles of Association of TuanChe Limited to read “No person shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting.”

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com